                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                 RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)

                                (AMENDMENT NO. 2)

                              i2 TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (PAR VALUE $0.00025 PER SHARE)
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   465754 10 9
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

---------------------                                    ---------------------
CUSIP NO. 465754-10-9                 13G                  Page 2 of 9 Pages
---------------------                                    ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     BIANCA D. SHARMA
                     SS# ###-##-####
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)[ ]   (b)[X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
--------------------------------------------------------------------------------
                              5      SOLE VOTING POWER
           NUMBER                         4,070,900 SHARES OF COMMON STOCK
             OF               --------------------------------------------------
           SHARES             6      SHARED VOTING POWER
        BENEFICIALLY                      0
          OWNED BY            --------------------------------------------------
         REPORTING            7      SOLE DISPOSITIVE POWER
           PERSON                         4,070,900 SHARES OF COMMON STOCK
            WITH              --------------------------------------------------
                              8      SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     4,070,900 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                        [ ]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     5.7% AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*
                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
CUSIP NO. 465754-10-9                 13G                  Page 3 of 9 Pages
---------------------                                    ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     KANNA N. SHARMA
                     SS# ###-##-####
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)[ ]   (b)[X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER
           NUMBER                           NOT APPLICABLE.
             OF                  -----------------------------------------------
           SHARES                6      SHARED VOTING POWER
        BENEFICIALLY                        NOT APPLICABLE.
          OWNED BY               -----------------------------------------------
         REPORTING               7      SOLE DISPOSITIVE POWER
           PERSON                           NOT APPLICABLE.
            WITH                 -----------------------------------------------
                                 8      SHARED DISPOSITIVE POWER
                                            NOT APPLICABLE.
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     NOT APPLICABLE.
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                        [ ]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     NOT APPLICABLE.
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*
                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages



ITEM 1(a)        NAME OF ISSUER:

                 i2 Technologies, Inc.

ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 909 E. Las Colinas Blvd.
                 16th Floor
                 Irving, Texas  75039

ITEM 2(a)        This statement is filed by (i) Bianca D. Sharma and (ii) Kanna
                 N. Sharma, sometimes referred to collectively as the "Sharma Reporting Group." Mr. Sharma is the Vice-Chairman of the Board and Secretary of the Issuer.

                 The Sharma Reporting Group may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each reporting person expressly disclaims any assertion or presumption that it and the other person on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13G attached as Exhibit A hereto should not be construed to be an admission that any of the Sharma Reporting Group is a member of a "group" consisting of one or more persons.

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 909 E. Las Colinas Blvd.
                 16th Floor
                 Irving, Texas 75039

ITEM 2(c)        CITIZENSHIP:

                 Mrs. Sharma and Mr. Sharma are each a United States citizen.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES:

                 Common Stock, par value $0.00025 per share.

ITEM 2(e)        CUSIP NUMBER:

                 465754-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Not applicable. This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

                                                               Page 5 of 9 Pages

ITEM 4.          OWNERSHIP.

                 (i)     Bianca D. Sharma:

                    (a) Amount Beneficially Owned: Bianca D. Sharma is the record owner of 977,500 shares of Common Stock as of December 31, 1998 and may be deemed to own beneficially 3,093,400 shares of Common Stock of which 3,049,400 shares are held directly by The K-B Sharma Limited Partnership and 44,000 shares are held by The Bianca D. Sharma Charitable Remainder Trust One. Mrs. Sharma is the sole manager of the sole general partner of The K-B Sharma Limited Partnership and the sole trustee of the Bianca D. Sharma Charitable Remainder Trust One, and in such capacities holds the sole power to vote and dispose of the shares owned by such entities.

                    (b)  Percent of Class: 5.7%.

                    (c)  Number of shares as to which such person has:

                         (i)   sole power to vote or to direct the vote:
                               4,070,900 shares.

                         (ii) shared power to vote or to direct the vote: 0 shares.

                         (iii) sole power to dispose or to direct the
                               disposition of: 4,070,900 shares.

                         (iv) shared power to dispose or to direct the disposition of: 0 shares.

                 (ii)    Kanna N. Sharma:

                    (a)  Amount Beneficially Owned: Not Applicable.

                    (b)  Percent of Class: Not Applicable.

                    (c)  Number of shares as to which such person has:

                         (i) sole power to vote or to direct the vote: Not Applicable.

                         (ii) shared power to vote or to direct the vote: Not Applicable.

                                                               Page 6 of 9 Pages

                         (iii) sole power to dispose or to direct the
                               disposition of: Not Applicable.

                         (iv) shared power to dispose or to direct the
                              disposition of: Not Applicable.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 As of the date hereof, Kanna N. Sharma has ceased to be the beneficial owner of more than five percent of the class of securities. [X]

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 The Sharma Reporting Group may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder, although each reporting person expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13G attached as Exhibit A hereto should not be construed to be an admission that any of the Sharma Reporting Group is a member of a "group" consisting of one or more persons.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable.

ITEM 10.         CERTIFICATION.

                 Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                                               Page 7 of 9 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 15, 1999

                                           /s/ Bianca D. Sharma
                                           ------------------------------------
                                           Bianca D. Sharma


                                           /s/ Kanna N. Sharma
                                           ------------------------------------
                                           Kanna N. Sharma

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX

                                                                 Located on
                                                                 Sequentially
Exhibit               Description of Exhibit                     Numbered Page
-------               ----------------------                     -------------
Exhibit A          Agreement Relating to Joint Filing of              9
                          Schedule 13G